CERTIFICATION PURSUANT TO
18 U.S.C. s.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Organigram Global Inc. (the "Company") on Form 40-F for the period ended September 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Amirault, Executive Chair of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 16, 2025

By:
/s/ Peter Amirault
Peter Amirault
Executive Chair
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Organigram Global Inc. and will be retained by Organigram Global Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. s.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Organigram Global Inc. (the "Company") on Form 40-F for the period ended September 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Greg Guyatt, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 16, 2025

By:
/s/ Greg Guyatt
Greg Guyatt
Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Organigram Global Inc. and will be retained by Organigram Global Inc. and furnished to the Securities and Exchange Commission or its staff upon request.